                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(Mark One)

/X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended DECEMBER 31, 2005

                                       or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                  to
                                 -------------       -------------



                           Commission File No. 1-3548




                    MINNESOTA POWER AND AFFILIATED COMPANIES
                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

                            (Full Title of the Plan)


                          -----------------------------


                                  ALLETE, Inc.
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093

                          (Name of issuer of securities
                          held pursuant to the Plan and
                          the address of its principal
                                executive office)

                          -----------------------------

                                      INDEX

                                                                            PAGE

Report of Independent Registered Public Accounting Firm                       2

Statement of Net Assets Available for Benefits -
         December 31, 2005 and 2004                                           3

Statement of Changes in Net Assets Available for Benefits -
         Year Ended December 31, 2005                                         4

Notes to Financial Statements                                                 5

Supplemental Schedules

     Schedule I:     Schedule of Assets (Held at End of Year) -
                          December 31, 2005                                  12

     Schedule II:    Schedule of Assets (Acquired and Disposed of
                          Within Year) -
                          Year Ended December 31, 2005                       13

     Schedule III:   Schedule of Reportable Transactions in
                          Excess of 5% of Fair Value of Plan Assets -
                          Year Ended December 31, 2005                       14

Signatures                                                                   15



Note: Other schedules required by 29 CFR 2520.103.10 of the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



1                          ALLETE 2005 RSOP Form 11-K

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of the Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan


We have audited the accompanying statement of net assets available for benefits of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule of Assets (Held at End of Year) - December 31, 2005, Schedule of Assets (Acquired and Disposed of Within Year) - Year Ended December 31, 2005 and Schedule of Reportable Transactions - Year Ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Reilly, Penner & Benton LLP


Milwaukee, Wisconsin
June 1, 2006


                           ALLETE 2005 RSOP Form 11-K                          2

                                     MINNESOTA POWER AND AFFILIATED COMPANIES
                                    RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                     Thousands


                                                                                          DECEMBER 31,
                                                                                  2005                   2004
------------------------------------------------------------------------------------------------------------------
ASSETS

     Investments
         Participant Funds                                                      $288,352               $260,432
         Unallocated Funds                                                       116,402                104,877
------------------------------------------------------------------------------------------------------------------

                                                                                 404,754                365,309
------------------------------------------------------------------------------------------------------------------

     Contributions Receivable
         Participant                                                                 207                    305
         Employer                                                                    946                  1,521
------------------------------------------------------------------------------------------------------------------

                                                                                   1,153                  1,826
------------------------------------------------------------------------------------------------------------------

     Cash                                                                              1                      3

------------------------------------------------------------------------------------------------------------------

                                                                                 405,908                367,138
------------------------------------------------------------------------------------------------------------------

LIABILITIES

     Accrued Interest                                                              2,387                  2,387

     Accrued Administrative Expenses                                                 124                      -

     Long-Term Debt                                                               69,818                 69,818
------------------------------------------------------------------------------------------------------------------

                                                                                  72,329                 72,205
------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                               $333,579               $294,933
------------------------------------------------------------------------------------------------------------------

                             The accompanying notes are an integral part of these statements.



3                          ALLETE 2005 RSOP Form 11-K


                                     MINNESOTA POWER AND AFFILIATED COMPANIES
                                    RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                     Thousands

                                                                          YEAR ENDED DECEMBER 31, 2005
                                                             -----------------------------------------------------
                                                               PARTICIPANT          UNALLOCATED
                                                                  FUNDS                FUNDS              TOTAL
------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
     Dividend Income                                            $  7,511              $ 3,395           $ 10,906
     Interest Income                                                 155                    -                155
     Net Appreciation in Fair Value of Investments                25,394               17,889             43,283
     Other                                                            80                    -                 80
------------------------------------------------------------------------------------------------------------------

                                                                  33,140               21,284             54,424
------------------------------------------------------------------------------------------------------------------

CONTRIBUTIONS
     Participant                                                   8,138                    -              8,138
     Employer                                                          -                2,684              2,684
     Rollover                                                        250                    -                250
------------------------------------------------------------------------------------------------------------------

                                                                   8,388                2,684             11,072
------------------------------------------------------------------------------------------------------------------

DEDUCTIONS
     Participants' Withdrawals                                   (15,950)                   -            (15,950)
     Interest Expense                                                  -               (7,158)            (7,158)
     Administrative Expenses                                          (2)                (446)              (448)
     Redemption Fees                                                  (3)                   -                 (3)
------------------------------------------------------------------------------------------------------------------

                                                                 (15,955)              (7,604)           (23,559)
------------------------------------------------------------------------------------------------------------------

TRANSFERS AND ALLOCATIONS
     Transfers to Retirement Plans                                (3,291)                   -             (3,291)
     Allocations to Participants                                   5,539               (5,539)                 0
------------------------------------------------------------------------------------------------------------------

                                                                   2,248               (5,539)            (3,291)
------------------------------------------------------------------------------------------------------------------

NET INCREASE                                                      27,821               10,825             38,646

NET ASSETS AVAILABLE FOR BENEFITS

     Beginning of Year                                           259,290               35,643            294,933
------------------------------------------------------------------------------------------------------------------

     End of Year                                                $287,111              $46,468           $333,579
------------------------------------------------------------------------------------------------------------------

                         The accompanying notes are an integral part of these statements.

                           ALLETE 2005 RSOP Form 11-K                          4

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

The  Minnesota  Power and  Affiliated  Companies  Retirement  Savings  and Stock
Ownership Plan (RSOP or Plan) is a contributory defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and qualifies as an employee stock ownership plan and profit sharing plan. At December 31, 2005, there were 1,778 participants in the RSOP. Participating affiliated companies (collectively, the Companies) at December 31, 2005, included:

     - ALLETE, Inc. (ALLETE, or Company)
     - Minnesota Power (an operating division of ALLETE)
     - Superior Water, Light and Power Company
     - MP Affiliate Resources, Inc.

The RSOP provides eligible employees of the Companies an opportunity to save for retirement by electing to make before-tax and after-tax contributions through payroll deduction, and directing the contributions into various 401(k) investment options. (See Participant Investment Options.) The RSOP also provides eligible employees of the Companies employee stock ownership benefits in ALLETE common stock (Common Stock).

BASIS OF PRESENTATION

Participant funds represent the participants' 401(k) investment funds and shares allocated to participants in the ALLETE RSOP Stock Fund. Unallocated funds represent unallocated shares to be allocated to the participants in the ALLETE RSOP Stock Fund in the future.

ADMINISTRATION

The Plan is administered for the Companies by the Employee Benefit Plans Committee (Committee). The mailing address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The Committee consists of 10 members who were appointed by the Board of Directors of ALLETE. The Board of Directors has the power to remove members of the Committee from office. Members of the Committee are all employees of the Companies and receive no compensation for their services with respect to the Plan.

The responsibility of the Committee includes the determination of compliance with the Plan's eligibility requirements, as well as, the administration and payment of benefits in a manner consistent with the terms of the Plan and applicable law. The Committee has the authority to establish, modify and repeal policies and procedures as it may deem necessary to carry out the provisions of the Plan. The Committee also has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the Plan. The Committee has the power to appoint an investment manager or managers (as defined by ERISA), attorneys, accountants and such other persons as it shall deem necessary or desirable in the administration of the Plan. Administration fees and expenses of agents, outside experts, consultants and investment managers are paid by the Companies or the Plan. The Plan charges participants who take participant loans or use the Plan's self-managed brokerage account feature for expenses relating to such loans or accounts.

Ameriprise Retirement Services (Ameriprise), a service group of Ameriprise Financial Services, Inc. and Ameriprise Trust Company, is the service provider for the Plan handling participant recordkeeping and certain other administrative responsibilities. Ameriprise allows the Plan to value accounts daily and provides participants with on-line capability to direct the investment of their account balances. Ameriprise Trust Company (Trustee), which is located at 994 Ameriprise Financial Center, Minneapolis, Minnesota, 55474-0507, is the trustee for the Plan. The Trustee carries $20 million of blanket bond insurance and $5 million of professional liability insurance. Prior to August 2005, Ameriprise was known as American Express Retirement Services; Ameriprise Financial Services, Inc. was known as American Express Financial Advisors, Inc.; and Ameriprise Trust Company was known as American Express Trust Company. In
September 2005, American Express Financial Corporation spun off as an independent service provider Ameriprise Financial, Inc., the parent company of Ameriprise Financial Services, Inc. and Ameriprise Trust Company.


5                          ALLETE 2005 RSOP Form 11-K

PARTICIPANT INVESTMENT OPTIONS

The Plan's 401(k) investment fund options at December 31, 2005, are listed below. Detailed descriptions of the investment options and risk profiles are available in the corresponding fund's prospectus.

     - ALLETE Stock Fund
     - RiverSource Trust Bond Index Fund II
     - RiverSource Trust Income Fund II
     - RiverSource Trust Small Cap Equity Index Fund II
     - Artisan International Fund
     - Dodge & Cox Stock Fund
     - Dodge & Cox International Fund
     - HighMark Small Cap Value Fund
     - MainStay Large Cap Growth Fund
     - The Oakmark Equity and Income Fund
     - Oppenheimer Developing Markets Fund
     - Vanguard Institutional Index Fund
     - Vanguard Mid-Cap Index Fund
     - William Blair Small Cap Growth Fund

Participants may also establish a self-managed brokerage account which allows the participant to make investments in or transfers to a wide range of securities, including publicly traded stocks, bonds and mutual funds.
Participants who have a self-managed brokerage account pay an annual fee in addition to any trading fees incurred upon investment changes.

Participants may change their level of contribution, change their investment elections for future contributions and make transfers between investment options at any time by contacting Ameriprise.

REDEMPTION FEES. In 2005, certain mutual funds began charging redemption fees that are paid out of the participant's account. A redemption fee is charged when shares are transferred or exchanged out of the fund before the fund's minimum holding period has been met.


SUMMARY OF                                            EFFECTIVE              REDEMPTION               MINIMUM
REDEMPTION FEES BY FUND                                 DATE                    FEE               HOLDING PERIOD
-------------------------------------------------------------------------------------------------------------------
Artisan International Fund                          June 1, 2005             2 percent                90 days
Oppenheimer Developing Markets                      June 1, 2005             2 percent                30 days
William Blair Small Cap Growth Fund                 June 1, 2005             1 percent                60 days
-------------------------------------------------------------------------------------------------------------------

EMPLOYEE STOCK OWNERSHIP BENEFITS - ALLETE RSOP STOCK FUND

ALLETE sponsors a leveraged employee stock ownership plan (ESOP) within the RSOP. Eligible employees of the Companies receive Common Stock ownership benefits in the ALLETE RSOP Stock Fund. These benefits are primarily funded by payments made by the Plan on a loan (see Loan Account). Shares of Common Stock are allocated to eligible employees as provided by the Plan (see Basic Account, Special Account, Partnership Account, Bargaining Unit Account and Matching Account). The shares of Common Stock allocated to a participant's ALLETE RSOP Stock Fund come from the Loan Account, as determined by ALLETE. Each participant's account value, however, is determined on a unit basis and consists of both Common Stock and cash. (See Note 5.) The unit value is adjusted each business day to reflect investment results, including cash.

Dividends are automatically reinvested in Common Stock held in the ALLETE RSOP Stock Fund; however, participants may make an election, at any time, to receive cash dividends paid on certain eligible shares. Units within a participant's Basic Pre-1989 Account can be withdrawn at any time, while all other units within a participant's ALLETE RSOP Stock Fund can be withdrawn when the participant reaches age 59 1/2 or terminates employment. Participants may transfer all or any part of their ALLETE RSOP Stock Fund, excluding their Basic Pre-1989 Account, to other 401(k) investment options at any time.

                           ALLETE 2005 RSOP Form 11-K                          6

LOAN ACCOUNT. The RSOP was amended in 1990 to establish a leveraged Loan Account and borrow $75 million (RSOP Loan) to acquire 2,830,188 newly issued shares of Common Stock (1,886,792 shares adjusted for stock splits) from ALLETE for the benefit of eligible participants. Under this amendment, active participants with a Basic Account are allocated shares to their Special Account with a value at least equal to: (a) dividends payable on shares held by those participants in the Plan and (b) tax savings generated from the deductibility of dividends paid on all shares of Common Stock held in the RSOP as of August 4, 1989. In accordance with this amendment, a promissory note was issued to ALLETE for $75 million at a 10.25% interest rate with a term not to exceed 25 years. The Loan Account may also provide for other allocation types as determined by the Company.

BASIC ACCOUNT. Participants' Basic Accounts received shares of Common Stock purchased with incremental investment tax credit contributions and payroll-based tax credit contributions. Contributions to the participants' Basic Accounts ceased after 1986.

SPECIAL ACCOUNT. For the years 1985 through 1989, the Companies received a tax deduction for cash dividends paid to participants on ALLETE RSOP Stock Fund shares in their Basic Account. The Companies contributed to the ALLETE RSOP Stock Fund an amount equal to the estimated income tax benefit of the dividend deduction associated with eligible shares in the Basic Account. Shares of Common Stock purchased with these contributions were allocated to the participants' Special Account.

PARTNERSHIP ACCOUNT. Since 1989, partnership allocations have been made to each nonunion participant's Partnership Account based on the ratio of a participant's annual compensation to the annual compensation of all eligible participants. If the value of the shares credited to a participant's Partnership Account is less than 3.5 percent of the participant's eligible annual compensation, the Companies will contribute additional shares to equal 3.5 percent.

BARGAINING UNIT ACCOUNT. Quarterly non-elective allocations are made to the ALLETE RSOP Stock Fund equal to 1.0 percent of each union participant's eligible compensation.

MATCHING ACCOUNT. Quarterly matching allocations are made to the ALLETE RSOP Stock Fund equal to 50 percent of each nonunion participant's 401(k) before-tax contributions, disregarding contributions in excess of 4 percent of the participant's periodic pay for the period.

CONTRIBUTIONS

PARTICIPANT CONTRIBUTIONS to the Plan consist of the following:

     - BEFORE-TAX CONTRIBUTIONS. Before-tax contributions consist of salary reduction contributions, results sharing contributions and flexible dollar contributions. Total before-tax contributions in 2005 could not exceed $14,000 for participants less than age 50 or $18,000 for participants at least age 50, as permitted under Section 401(k) of the Internal Revenue Code (Code).

         - SALARY REDUCTION CONTRIBUTIONS. Salary reduction contributions are equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

         - RESULTS SHARING CONTRIBUTIONS. Results sharing contributions are equal to the portion (up to 100 percent) of the Results Sharing Award the participant irrevocably elects to forgo and that, pursuant to the ALLETE Results Sharing Program, would otherwise be paid to the participant.

     - VOLUNTARY CONTRIBUTIONS (AFTER-TAX CONTRIBUTIONS). Each participant is also allowed to make voluntary after-tax contributions to the Plan through payroll deductions. Total voluntary contributions made by a participant may not exceed 25 percent of the participant's compensation in any pay period.

     - ROLLOVERS. Contributions by participants may also be made through rollovers from other qualified plans or individual retirement accounts.


7                          ALLETE 2005 RSOP Form 11-K

EMPLOYER CONTRIBUTIONS for each year are paid to the Trustee either in cash or in Common Stock. Expenses incurred in discretionary activities relating to the design, formation and modification of the Plan (commonly characterized as "settlor" functions) are paid by the Companies.

VESTING AND FORFEITURE ACCOUNT

As of July 1, 2001, all contributions plus actual earnings thereon are fully vested and nonforfeitable. In 2005, the Plan was amended to allow distribution checks issued and outstanding for more than 180 days (unclaimed benefits) to be redeposited into the Plan and treated as forfeitures. A forfeiture account, which consists of previously forfeited nonvested accounts and unclaimed benefits, totaled $30,000 at December 31, 2005 ($27,000 at December 31, 2004) and is invested in RiverSource Trust Income Fund II. Dollars from the forfeiture account may be used to reduce future Plan expenses.

DISTRIBUTIONS AND WITHDRAWALS

A participant may elect, at any time, to receive in cash future dividends paid on Common Stock shares in their ALLETE RSOP Stock Fund Basic Pre-1989 Account and ALLETE Stock Fund.

Prior to termination, a participant may withdraw, at any time, all or any part of their:
     -  Plan  accounts,  if the  participant  has  attained  age 59 1/2;
     -  After-tax  account,  regardless of the  participant's  age; or
     -  Pre-1989  Basic Account, regardless of the participant's age.

When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive all or any part of their Plan accounts.

TRANSFERS TO RETIREMENT PLANS. Upon retirement, participants may elect to transfer their Plan account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B, if the participant is receiving a benefit from one of these retirement plans. The amount of transfers to these retirement plans totaled $3,291,000 for 2005.

LOAN PROGRAM. The Plan allows participants to borrow money from their Plan accounts. The maximum amount a participant may borrow is equal to the lesser of
(a) the participant's aggregate before-tax account, after-tax account and rollover account balances, (b) 50 percent of their total Plan balance, or (c) $50,000, less the largest outstanding loan balance owed in the prior 12-month period. The loans may not be less than $1,000. The loans are for terms up to five years for a general purpose loan and ten years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent on the first day of the month that the loan is originated is charged until the loan is repaid. As loans are repaid, generally through payroll deductions, principal and interest amounts are redeposited into the participant's Plan accounts. Participants are required to pay a $50 loan application fee to cover the cost of processing the loan.

PLAN TERMINATION

The Companies reserve the right to reduce, suspend or discontinue their contributions to the Plan, at any time, or to terminate the Plan in its entirety subject to the provisions of ERISA and the Code. If the Plan is terminated, all of the account balances of the participants will be distributed in accordance with the terms of the Plan.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The Plan uses the accrual basis of accounting and, accordingly, reflects income in the year earned and expenses when incurred. Common stock and mutual fund investments are reported at their fair value based on quoted market prices. Collective fund investments are reported at net asset value which approximates fair value. Participants' loans are reported at estimated fair value which represents outstanding principal and any related accrued interest.

                           ALLETE 2005 RSOP Form 11-K                          8

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on disposed investments and the unrealized appreciation (depreciation) on those investments owned at year end.

The Plan invests in various funds that are a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

NOTE 3 - ALLETE SPIN-OFF AND REVERSE STOCK SPLIT

On September 20, 2004, ALLETE spun off ADESA, Inc. (ADESA), its Automotive Services business, by distributing to ALLETE shareholders all of ALLETE's shares of ADESA common stock. One share of ADESA common stock was distributed for each outstanding share of ALLETE common stock held as of the September 13, 2004, record date. On September 20, 2004, ALLETE's one-for-three reverse common stock split also became effective. All Common Stock amounts have been adjusted for all periods to reflect the one-for-three reverse stock split.

Participants in the ALLETE RSOP Stock Fund and the ALLETE Stock Fund received a pro rata share of ADESA common stock based on the unitization formula used to determine each participant's equivalent number of ALLETE shares on the date of the spin-off. The ADESA RSOP Stock Fund and the ADESA Stock Fund (ADESA Funds) were established to capture the ADESA shares received in the spin-off and were not investment fund options. Participants could transfer out of the ADESA Funds at any time. The decision to transfer out of either of the ADESA Funds resulted in a sale of ADESA common stock, but did not result in a purchase of ALLETE common stock unless the participant chose to transfer those funds to the ALLETE Stock Fund. In September 2005, an independent trustee, hired by ALLETE, began selling any remaining ADESA common stock and purchasing ALLETE common stock according to the requirements of the RSOP. All the ADESA common stock was sold, and the purchase of ALLETE Common Stock was completed on October 25, 2005. Remaining participant balances in the ADESA RSOP Stock Fund and the ADESA Stock Fund were transferred to the corresponding ALLETE RSOP Stock Fund and the ALLETE Stock Fund on November 15, 2005.

As a result of the September 2004 spin-off of ADESA, the RSOP received 3.3 million shares of ADESA common stock related to unearned ESOP shares that have not been allocated to participants. The RSOP was required to sell the ADESA common stock and use the proceeds to purchase ALLETE Common Stock on the open market. Under the direction of an independent trustee, at December 31, 2004, the RSOP had sold all of these ADESA shares which resulted in total proceeds of $65.9 million and had used $35.6 million of the proceeds to purchase 1.0 million shares of ALLETE common stock during the fourth quarter of 2004. As of February 15, 2005, the remaining $30.3 million of proceeds from the sale of 3.3 million shares of ADESA common stock related to unallocated ESOP shares had been used to purchase 759,725 shares of ALLETE Common Stock.


NOTE 4 - FEDERAL INCOME TAX STATUS

A favorable determination letter dated March 23, 2004, was obtained from the Internal Revenue Service stating that the RSOP, as amended and restated effective January 1, 2002, qualified as an employee stock ownership plan and a profit sharing plan under Section 401(a) of the Code.

The Plan has subsequently been amended and the Committee continues to believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9                           ALLETE 2005 RSOP Form 11-K

NOTE 5 - INVESTMENTS


FAIR/NET ASSET VALUE OF INVESTMENTS
REPRESENTING 5 PERCENT OR MORE OF ASSETS
AT DECEMBER 31,                                                                        2005                 2004
--------------------------------------------------------------------------------------------------------------------
Thousands
ALLETE RSOP Stock Fund                                                               $198,783             $158,523
ADESA RSOP Stock Fund                                                                     N/A              $41,711
RiverSource Trust Income Fund II                                                      $44,356              $37,267
ALLETE Stock Fund                                                                     $28,499                  N/A
Vanguard Institution Index Fund                                                       $26,446                  N/A
The Oakmark Equity and Income Fund                                                    $20,438                  N/A
--------------------------------------------------------------------------------------------------------------------

                                                                 NUMBER OF                                 FAIR
ALLETE RSOP STOCK FUND                                            SHARES               COST                VALUE
--------------------------------------------------------------------------------------------------------------------
Thousands
December 31, 2005        Allocated    - Common Stock              1,855               $48,615             $ 81,606
                                        Money Market                                      775                  775
--------------------------------------------------------------------------------------------------------------------

                                                                                       49,390               82,381
--------------------------------------------------------------------------------------------------------------------

                         Unallocated  - Common Stock              2,612                40,103              114,952
                                        Money Market                                    1,450                1,450
--------------------------------------------------------------------------------------------------------------------

                                                                                       41,553              116,402
--------------------------------------------------------------------------------------------------------------------

                                                                                      $90,943             $198,783
--------------------------------------------------------------------------------------------------------------------

December 31, 2004        Allocated    - Common Stock              1,443               $27,991             $ 53,049
                                        Money Market                                      597                  597
--------------------------------------------------------------------------------------------------------------------

                                                                                       28,588               53,646
--------------------------------------------------------------------------------------------------------------------

                         Unallocated  - Common Stock              2,002                30,921               73,555
                                        Money Market                                   31,322               31,322
--------------------------------------------------------------------------------------------------------------------

                                                                                       62,243              104,877
--------------------------------------------------------------------------------------------------------------------

                                                                                      $90,831             $158,523
--------------------------------------------------------------------------------------------------------------------


                                                                 NUMBER OF                                  FAIR
ADESA RSOP STOCK FUND                                             SHARES               COST                 VALUE
--------------------------------------------------------------------------------------------------------------------
Thousands
December 31, 2004        Allocated    - Common Stock              1,926               $13,274              $40,861
                                        Money Market                                      850                  850
--------------------------------------------------------------------------------------------------------------------

                                                                                      $14,124              $41,711
--------------------------------------------------------------------------------------------------------------------

For the ALLETE Stock Fund and the ALLETE RSOP Stock Fund, each participant's account value is determined on a unit basis and consists of both Common Stock and cash invested in a money market fund. The unit value is adjusted each business day to reflect investment results including cash.


                                             ALLETE STOCK FUND                          ALLETE RSOP STOCK FUND
                                         ---------------------------------------------------------------------------
AT DECEMBER 31,                             2005             2004                       2005                 2004
--------------------------------------------------------------------------------------------------------------------
Thousands
Number of Units                             5,139            2,519                     13,996               10,891

Common Stock                              $27,989          $11,477                    $81,606              $53,049
Money Market                                  510              198                        775                  597
--------------------------------------------------------------------------------------------------------------------

Net Value                                 $28,499          $11,675                    $82,381              $53,646
--------------------------------------------------------------------------------------------------------------------

                            ALLETE 2005 RSOP Form 11-K                        10

In November 2005, participant balances in the ADESA RSOP Stock Fund and the ADESA Stock Fund were transferred to the corresponding ALLETE RSOP Stock Fund and the ALLETE Stock Fund. (See Note 3.) Each participant's account value for these funds was determined on a unit basis and consisted of both common stock and cash invested in a money market fund.


AT DECEMBER 31, 2004                                ADESA STOCK FUND                     ADESA RSOP STOCK FUND
--------------------------------------------------------------------------------------------------------------------
Thousands
Number of Units                                           1,142                                   3,178

Common Stock                                            $14,296                                 $40,861
Money Market                                                587                                     850
--------------------------------------------------------------------------------------------------------------------

Net Value                                               $14,883                                 $41,711
--------------------------------------------------------------------------------------------------------------------

NOTE 6 - REPAYMENT OF LOANS

The Trustee repays principal and interest on the RSOP Loan with dividends paid on the shares of Common Stock in the Loan Account and with certain employer contributions to the Plan. The shares of Common Stock acquired by the Trustee are held in the Loan Account, and allocated to the accounts of Plan participants as the RSOP Loan is repaid.

The RSOP Loan was obtained from ALLETE. There were 2,612,540 unallocated shares of Common Stock in the Plan pledged as collateral at December 31, 2005. Prepayments of principal can be made without penalty. The lender has no rights to shares that are allocated under the Plan.

                                PRINCIPAL PAYMENTS
                              $75 MILLION 10.25% LOAN
                       ------------------------------------
                                    Thousands
                         2011                      $ 9,818
                         2012                       15,000
                         2013                       15,000
                         2014                       15,000
                         2015                       15,000
                       ------------------------------------

                                                   $69,818
                       ------------------------------------


NOTE 7 - DEPARTMENT OF LABOR EXAMINATION

In October 2005, the U.S. Department of Labor (DOL) began an examination of the RSOP. At the time of this filing, the DOL had not provided management with an estimated completion date for the examination. Management is unaware of any findings related to the examination.


NOTE 8 - SUBSEQUENT EVENT

On June 1, 2006, Ameriprise Financial, Inc., the parent company of Ameriprise Financial Services, Inc. and Ameriprise Trust Company, sold its defined contribution recordkeeping business to Wachovia Bank, N.A., a large, diversified financial services company. Ameriprise will continue to provide recordkeeping and directed trustee services to the RSOP for a period of time until these services can be transitioned to Wachovia.

11                           ALLETE 2005 RSOP Form 11-K

                                                                      SCHEDULE I

                                       MINNESOTA POWER AND AFFILIATED COMPANIES
                                      RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                              PLAN NUMBER 002 / EMPLOYER IDENTIFICATION NUMBER 41-0418150
                                       SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                             FORM 5500 SCHEDULE H LINE 4i
                                                 AT DECEMBER 31, 2005
                                                       Thousands
(a)                       (b)                                             (c)                  (d)           (e)

                                                                    DESCRIPTION OF                         CURRENT
                  IDENTITY OF ISSUER                                  INVESTMENT              COST <F1>     VALUE
--------------------------------------------------------------------------------------------------------------------
    ALLETE RSOP STOCK FUND
  *  ALLETE, Inc.                                            Common Stock - 4,467 Shares      $88,718     $196,558
  *  RiverSource Money Market II                             Money Market                       2,225        2,225
--------------------------------------------------------------------------------------------------------------------

          Total ALLETE RSOP Stock Fund                                                        $90,943      198,783
--------------------------------------------------------------------------------------------------------------------

    ALLETE STOCK FUND
  *  ALLETE, Inc.                                            Common Stock - 636 Shares                      27,989
  *  RiverSource Money Market II                             Money Market                                      510
--------------------------------------------------------------------------------------------------------------------

          Total ALLETE Stock Fund                                                                           28,499
--------------------------------------------------------------------------------------------------------------------

    COLLECTIVE FUND SECURITIES
  *  RiverSource Trust Bond Index Fund II                    Collective Fund - 376 Shares                    5,467
  *  RiverSource Trust Income Fund II                        Collective Fund - 1,737 Shares                 44,356
  *  RiverSource Trust Small Cap Equity Index Fund II        Collective Fund - 113 Shares                    2,310
--------------------------------------------------------------------------------------------------------------------

          Total Collective Fund Securities                                                                  52,133
--------------------------------------------------------------------------------------------------------------------

    MUTUAL FUND SECURITIES
     Artisan International Fund                              Mutual Fund - 261 Shares                        6,597
     Dodge & Cox International                               Mutual Fund - 77 Shares                         2,692
     Dodge & Cox Stock Fund                                  Mutual Fund - 88 Shares                        12,061
     Highmark Small Cap Value Fund                           Mutual Fund - 671 Shares                       11,623
     Mainstay Large Cap Growth Fund                          Mutual Fund - 297 Shares                        1,650
     The Oakmark Equity and Income Fund                      Mutual Fund - 818 Shares                       20,438
     Oppenheimer Developing Markets Fund                     Mutual Fund - 473 Shares                       17,195
     Vanguard Institutional Index Fund                       Mutual Fund - 232 Shares                       26,446
     Vanguard Mid-Cap - Institutional Fund                   Mutual Fund - 593 Shares                       10,486
     William Blair Small Cap Growth Fund                     Mutual Fund - 428 Shares                       10,344
--------------------------------------------------------------------------------------------------------------------

          Total Mutual Fund Securities                                                                     119,532
--------------------------------------------------------------------------------------------------------------------

    SELF-MANAGED BROKERAGE ACCOUNTS                                                                          2,904
--------------------------------------------------------------------------------------------------------------------

  * PARTICIPANT LOANS                                        Loans Receivable from
                                                             Participants - 5% to 13.65%                     2,903
--------------------------------------------------------------------------------------------------------------------

    TOTAL INVESTMENTS                                                                                     $404,754
--------------------------------------------------------------------------------------------------------------------
*  Party in Interest

--------------------

<F1>  Not required for participant directed transactions.


                            ALLETE 2005 RSOP Form 11-K                        12

                                                                     SCHEDULE II

                                       MINNESOTA POWER AND AFFILIATED COMPANIES
                                      RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                              PLAN NUMBER 002 / EMPLOYER IDENTIFICATION NUMBER 41-0418150
                               SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
                                             FORM 5500 SCHEDULE H LINE 4i
                                       FOR THE YEAR ENDED DECEMBER 31, 2005 <F1>
                                                       Thousands

              (a)                                   (b)                        (c)                       (d)

        DESCRIPTION OF                                                       COST OF                   PROCEEDS
      IDENTITY OF ISSUER                        INVESTMENT                ACQUISITIONS              OF DISPOSITIONS
--------------------------------------------------------------------------------------------------------------------
RiverSource Money Market I                     Money Market                    $141                       $141

RiverSource Money Market II                    Money Market                 $31,738                    $31,738

--------------------------------------------------------------------------------------------------------------------

<F1> Excludes participant directed transactions, which are not required on this schedule.


13                           ALLETE 2005 RSOP Form 11-K

                                                                    SCHEDULE III

                                       MINNESOTA POWER AND AFFILIATED COMPANIES
                                      RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                              PLAN NUMBER 002 / EMPLOYER IDENTIFICATION NUMBER 41-0418150
                                          SCHEDULE OF REPORTABLE TRANSACTIONS
                                     IN EXCESS OF 5% OF FAIR VALUE OF PLAN ASSETS
                                             FORM 5500 SCHEDULE H LINE 4j
                                       FOR THE YEAR ENDED DECEMBER 31, 2005 <F1>
                                                       Thousands

         (a)                 (b)            (c)        (d)       (e)        (f)        (g)        (h)        (i)

                                                                                                CURRENT      NET
     IDENTITY OF         DESCRIPTION     PURCHASE    SELLING    LEASE     EXPENSE    COST OF     VALUE     GAIN OR
   PARTY INVOLVED         OF ASSET         PRICE      PRICE    RENTAL    INCURRED     ASSET    OF ASSET    (LOSS)
--------------------------------------------------------------------------------------------------------------------
SINGLE TRANSACTION

RiverSource                 Money
    Money Market II        Market         $10,563       -         -          -          -       $10,563           -

RiverSource                 Money
    Money Market I         Market            -       $10,563      -          -       $10,563    $10,563          $0


SERIES OF TRANSACTIONS
  - SAME SECURITY

ADESA, Inc.                Common
                            Stock            -       $29,756      -          -       $11,019    $29,756     $18,737

ALLETE, Inc.               Common
                            Stock         $58,868       -         -          -          -       $58,868           -

ALLETE, Inc.               Common
                            Stock            -        $185        -          -         $61       $185          $124

RiverSource                 Money
    Money Market I         Market          $141         -         -          -          -        $141             -

RiverSource                 Money
    Money Market I         Market            -       $31,066      -          -       $31,066    $31,066          $0

RiverSource                 Money
    Money Market II        Market         $33,487       -         -          -          -       $33,487           -

RiverSource                 Money
    Money Market II        Market            -       $31,782      -          -       $31,782    $31,782          $0

--------------------------------------------------------------------------------------------------------------------

<F1> Excludes participant directed transactions, which are not required on this schedule.


                            ALLETE 2005 RSOP Form 11-K                        14

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ALLETE, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                 MINNESOTA POWER AND AFFILIATED COMPANIES
                               RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN


                            By:     ALLETE, Inc., its Plan Administrator
                            ----------------------------------------------------



June 6, 2006                                 Donald J. Shippar
                            ----------------------------------------------------
                                             Donald J. Shippar
                               Chairman, President and Chief Executive Officer


15                          ALLETE 2005 RSOP Form 11-K

                                INDEX TO EXHIBITS


EXHIBIT
-------

   a     -    Consent of Independent Registered Public Accounting Firm







                            ALLETE 2005 RSOP Form 11-K

                                                                       EXHIBIT a



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement (No. 333-124455) on Form S-8 of ALLETE, Inc. of our report dated June 1, 2006, with respect to the statements of net assets available for benefits of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan for the years ended December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental schedules as of December 31, 2005, which report appears in the December 31, 2005, annual report on Form 11-K of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan.


Reilly, Penner & Benton LLP

Reilly, Penner & Benton LLP
Milwaukee, Wisconsin
June 1, 2006